EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Nine Months Ended March 31,

	2000	1999	2000	1999

Net income	$4,419	$3,573	$33.588	$10,074

Average shares outstanding during the period	11,428	10,892	11,242	10,875

Dilutive effect of stock options after application of treasury stock method	265	319	288	328

Average number of shares outstanding during the period	11,693	11,211	11,530	11,203

Basic earnings per share	$0.39	$0.33	$2.99	$0.93

Diluted earnings per share	$0.38	$0.32	$2.91	$0.90